Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 12,639,827 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         12,410,128      229,277
William H. Cunningham   12,386,478      252,927
Richard P. Chapman Jr.  12,378,089      261,316
James A. Shepherdson    12,406,742      232,663

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 422 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending September 30, 2005, with the votes tabulated as follows: 12,452,836 FOR, 79,986 AGAINST and 107,005 ABSTAINING.